February 16, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (212) 693-7332.

Dennis A. Klejna
Refco Group Ltd., LLC
One World Financial Center
200 Liberty St., Tower A
New York, NY 10281

Re:	Refco Group Ltd., LLC/Refco Finance Inc.
	Form S-4 amended January 12, 2005
	File No. 333-119701


Dear Mr. Klejna:

	We have reviewed your accounting treatment for the Transactions consummated on August 5, 2004 as presented in your amendment filed on
January 12, 2005, and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Interim Financial Statements

Consolidated Balance Sheet - page F-38
1. Please revise your column headings to indicate that the balances as of February 29, 2004 are reflected at predecessor basis.





Consolidated Statements of Income - page F-39
2. Please revise your column headings to clearly label your results of operations for pre-acquisition periods. To enhance the clarity of your statements, please consider presenting your statements of operations for the quarters ended August 31, 2004 and 2003 on a separate page from your statements of operations for the six months ended August 31, 2004 and 2003.

Consolidated Statements of Changes in Members` Equity - page F-40
3. Please revise to reconcile the changes in your members` equity from August 5, 2004 to August 6, 2004. Rule 3-04 of Regulation S-X requires your statements of changes in stockholders` (members`) equity to be presented in the form of a reconciliation of the beginning balance to the ending balance for each period for which an income statement is required to be filed with all significant reconciling items described by appropriate captions.

Consolidated Statements of Cash Flows - page F-41
4. Please revise your statements of cash flows to reflect the cash flows related to the "Transactions".

Notes to Consolidated Financial Statements
Note A - Organization - page F-42
5. Please revise your purchase price allocation on page F-43 to clearly illustrate how you calculated the partial step-up in basis of the net assets acquired. In separate columns, present the historical cost of the amounts acquired (predecessor basis), the fair value of such amounts, and your calculation of the new basis based on 42.8% of predecessor basis and 56.7% of fair value.
6. Please revise to clearly disclose how the purchase price was derived, showing the value of each type of consideration - i.e., cash, debt, etc. Provide this information in a tabular format.
In
addition, supplementally provide us with a reconciliation of the purchase price to the Summary Cash Flow Sheet provided in Appendix B of your supplemental presentation of the transaction steps.

7. Please revise to clearly explain whether the portion of excess purchase price allocated to intangible assets was the result of the partial step-up in basis of existing intangibles or whether new intangibles were acquired in the Transactions.




*	*	*

      Please file an amendment based on these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing responses to our comments.

      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or me at (202) 942-1816 if you have any questions regarding this review.


						Sincerely,



						Kevin W. Vaughn
						Accounting Branch Chief


Cc: 	Via US MAIL AND FACSIMILE: (212) 310-8007
	Todd R. Chandler, Esq.
	Alexander Lynch, Esq.
	Weil Gotschal & Manges LLP
	767 Fifth Avenue
	New York, NY 10153
Refco Group Ltd., LLC
Dennis A. Klejna
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